

Mail Stop 4546

November 3, 2016

Via E-mail
Mr. William J. Peters
Chief Financial Officer
Amphastar Pharmaceuticals, Inc.
11570 6th Street
Rancho Cucamonga, CA   91730

> **Re: Amphastar Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 1-36509**

Dear Mr. Peters:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance